SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30631]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 26, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2013. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 20, 2013, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC 20549-8010.

JHW Pan Asia Strategies TE Fund, LLC [File No. 811-22381]
JHW Pan Asia Strategies Fund, LLC [File No. 811-22382]
JHW Pan Asia Strategies Master Fund, LLC [File No. 811-22383]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on June 19, 2012, and amended on June 25, 2013.

Applicants' Address: 75 Rockefeller Plaza, 14th Floor, New York, NY 10019.

CAMCO Investors Trust [File No. 811-21966]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 27, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $3,780 incurred in connection with the liquidation were paid by Cornerstone Asset Management Inc., applicant's investment adviser.

Filing Date: The application was filed on July 9, 2013.

Applicant's Address: 116 S. Stewart St., Winchester, VA 22601.

Dreman Contrarian Funds [File No. 811-22118]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Valued Advisers Trust and, on February 28, 2013, made a final distribution to its shareholders based on net asset value. Expenses of $68,138 incurred in connection with the reorganization were paid by Dreman Value Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on June 13, 2013.

Applicant's Address: c/o Huntington Asset Services, Inc., 2960 N. Meridian St., Suite 300, Indianapolis, IN 46208.

FocusShares Trust [File No. 811-22128]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about August 30, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $1,984,119 were incurred in connection with the liquidation; $18,901 of which was paid by applicant and the remaining was paid by FocusShares, LLC, applicant's investment adviser.

Filing Date: The application was filed on June 17, 2013.

Applicant's Address: 700 Maryville Centre Drive, St. Louis, MO 63141.

Hatteras Variable Trust [File No. 811-22660]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 26, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on June 28, 2013.

Applicant's Address: 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

Javelin Exchange-Traded Trust [File No. 811-22125]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 12, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of less than $5,000 incurred in connection with the liquidation were paid by Javelin Investment Management LLC, applicant's investment adviser.

Filing Date: The application was filed on June 28, 2013.

Applicant's Address: 338 The Great Road, Princeton, NJ 08540.

Rochdale Investment Trust [File No. 811-8685]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to CNI Charter Funds and, on March 29, 2013, made a final distribution to its shareholders based on net asset value. Expenses of $334,000 incurred in connection with the reorganization were paid by Rochdale Investment Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on July 1, 2013.

Applicant's Address: 570 Lexington Ave., New York, NY 10022.

Stonebridge Funds Trust [File No. 811-749]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Stonebridge Small-Cap Growth Fund, a series of Financial Investors Trust, and, on February 19, 2013, made a final distribution to its shareholders based on net asset value. Expenses of $148,185 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on May 14, 2013.

Applicant's Address: 1290 Broadway, Suite 1100, Denver, CO 80203.

Multi-Manger Portfolio, LLC [File No. 811-22300]
Multi-Manager TEI Portfolio, LLC [File No. 811-22301]
Multi-Manager Master Portfolio, LLC [file No. 811-22302]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering. Each applicant will continue to operate as a private investment fund in reliance on section 3(c)(7) of the Act.

Filing Date: The applications were filed on July 10, 2013.

Applicants' Address: 150 South U.S. Highway 1, Suite 500, Jupiter, FL 33477.

Separate Account III of Integrity Life Insurance Company [File No. 811-8728]
Separate Account III of National Integrity Life Insurance Company [File No. 811-8752]

Summary: Each Applicant seeks an order declaring that it has ceased to be an investment company. Each Applicant is a registered separate account that is organized as a unit investment trust. The management of each Applicant's depositor gave authorization for the abandonment of the respective registration because the relevant separate account has been inactive during its existence. Applicants do not have, nor have they ever had, assets or shareholders. Applicants are not parties to any litigation or administrative proceeding and are not engaged in or intending to engage in any business activities.

Filing Dates: Each Applicant's application was filed on May 24, 2013.

Applicants' Address: 400 Broadway, Cincinnati, OH 45202.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary